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Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Fifth Third Prime Money Market Fund, Fifth Third Institutional Money Market Fund, Fifth Third Institutional Government Money Market Fund and Fifth Third U.S. Treasury Money Market Fund, each portfolios of Fifth Third Funds.

Subject Company Commission File No. 811-05669

CONTACT: Ray Hanley (Analysts) Jim Eglseder (Analysts)

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Federated Investors, Inc. to Acquire Money Market Assets

from Fifth Third Asset Management, Inc.

(Cincinnati, April 5, 2012) – Federated Investors, Inc. (NYSE: FII), one of the nation’s largest investment managers, and Fifth Third Bank announced that a definitive agreement has been reached regarding the acquisition of certain assets relating to the management of Fifth Third money market funds. In connection with the acquisition, approximately $5 billion of money market assets will be reorganized from four Fifth Third money market funds into four existing Federated money market funds with similar investment objectives. The transaction is not expected to have a material impact on Fifth Third Bancorp’s results.

“For decades, Federated has worked closely with banks to offer investment products that meet the needs of their customers,” said J. Christopher Donahue, president and chief executive officer of Federated Investors. “That experience, combined with our expertise in diligent credit analysis and fundamental research, provides an ideal opportunity for Fifth Third to transition these assets. Federated will continue to closely review further opportunities for strategic alliances that best serve our bank clients.”

“Our relationship with Federated provides us an exciting opportunity to grow our business in an area where scale is increasingly important,” said Kevin T. Kabat, president and CEO of Fifth Third Bancorp. “This action reduces risk and moves us more closely to trusted advisor status by being able to offer clients a broader choice of investment products. We look forward to working with Federated and leveraging our distribution platform to provide value to shareholders,” he added.

Closing of the transaction is subject to certain conditions and approvals and is expected to be completed in the third quarter of 2012.

Cambridge International Partners Inc. is advising Fifth Third on the transaction.

About Federated Investors, Inc.

Federated Investors, Inc. is one of the largest investment managers in the United States, managing $369.7 billion in assets as of Dec. 31, 2011. With 134 funds and a variety of separately managed account options, Federated provides comprehensive investment management to approximately 4,700 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

About Fifth Third Asset Management

Fifth Third Asset Management, Inc. (FTAM) provides comprehensive advisory services for institutional clients. FTAM offers a broadly diversified asset management product line utilizing proprietary mutual funds, commingled funds, and separate accounts. Through teams of experienced and knowledgeable investment professionals, advanced research resources and disciplined investment processes, our goal is two-fold: produce superior, long-term investment results and client satisfaction.

About Fifth Third Bancorp

Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. The Company has $117 billion in assets and operates 15 affiliates with 1,316 full-service Banking Centers, including 105 Bank Mart® locations open seven days a week inside select grocery stores and 2,417 ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, West Virginia, Pennsylvania, Missouri, Georgia and North Carolina. Fifth Third operates four main businesses: Commercial Banking, Branch Banking, Consumer Lending, and Investment Advisors. Fifth Third also has a 49% interest in Vantiv, LLC, formerly Fifth Third Processing Solutions, LLC. Fifth Third is among the largest money managers in the Midwest and, as of December 31, 2011, had $282 billion in assets under care, of which it managed $24 billion for individuals, corporations and not-for-profit organizations. Investor information and press releases can be viewed at www.53.com. Fifth Third's common stock is traded on the NASDAQ® National Global Select Market under the symbol "FITB."

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A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.